

Mail Stop 3561

July 6, 2016

Mr. Thomas R. Greco
Chief Executive Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

>   **Re: Advance Auto Parts, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 2, 2016**
>   **Filed March 1, 2016**
>   **Form 8-K Filed May 19, 2016**
>   **File No. 1-16797**

Dear Mr. Greco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

2. Inventories, net, page F-17

1. You state on page F-10 that inventory amounts are stated at the lower of cost or market. Please explain in detail how you determine market, as defined in ASC 330-10-20. We note that the cost of your merchandise inventory is primarily determined using the LIFO method and that you determine inventories at FIFO, net and make an adjustment to state them at LIFO, net. If our understanding is incorrect, please clarify. If our understanding is correct, please tell us how you determine the LIFO adjustment and whether it is based on actual prices, given your use of a perpetual inventory system. We also note that LIFO cost is greater than FIFO cost and you present your inventory balance inclusive of a negative LIFO reserve. Please tell us in detail why you adjusted your inventory to the higher LIFO cost basis. On this point, please specifically explain how you applied the lower of cost or market principle in ASC 330-10-35 and whether inventory determined

under FIFO could be considered a proxy for replacement cost. If inventory is stated on the higher LIFO cost basis because evidence indicates that cost will be recovered with a normal profit upon the sale in the ordinary course of business, please tell us how you determined "a normal profit" and whether it is based on a LIFO or FIFO cost assumption. Please provide support for your conclusions and be comprehensive in your response. We may have further comment.

Form 8-K Filed May 19, 2016

2. You disclose adjusted cash EPS in the headline without a comparable GAAP measure, present tabular disclosure of non-GAAP financial measures without preceding it with an equally prominent tabular disclosure of the comparable GAAP measures, discuss non-GAAP measures before the most directly comparable GAAP measure and present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measure. These items may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Officer of Consumer Products